FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For March 2007

Commission File Number: 001-11960

AstraZeneca PLC

15 Stanhope Gate, London W1K 1LN, England

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934..

Yes __	No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

1.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 1 March 2007.

2.	Press release entitled, “Publication of Annual Report”, dated 1 March 2007.

3.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 2 March 2007.

4.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 5 March 2007.

5.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 6 March 2007.

6.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 7 March 2007.

7.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 8 March 2007.

8.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 9 March 2007.

9.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 12 March 2007.

10.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 13 March 2007.

11.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 14 March 2007.

12.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 15 March 2007.

13.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 16 March 2007.

14.	Press release entitled, “Coronary Artery Disease ARISE Trial Showed AGI-1067 Did Not Meet Primary Endpoint”, dated 19 March 2007.

15.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 19 March 2007.

16.	Press release entitled, “Publication of Notice of Annual General Meeting”, dated 20 March 2007.

17.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 21 March 2007.

18.	Press release entitled, “TR-1: Notification of Major Interests in Shares” dated 21 March 2007.

19.	Press release entitled, “TR-1: Notification of Major Interests in Shares” dated 21 March 2007.

20.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 22 March 2007.

21.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 23 March 2007.

22.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 26 March 2007.

23.	Press release entitled, “Transaction by Person Discharging Managerial Responsibilities Disclosure Rules DR 3.1.2R”, dated 26 March 2007.

24.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 27 March 2007.

25.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 28 March 2007.

26.	Press release entitled, “Dealing by Directors Companies Act 1985 Sections 324 / 329
Transaction by Persons Discharging Managerial Responsibilities Disclosure Rules DR 3.1.2R”, dated 28 March 2007.

27.	Press release entitled, “Filing of Annual Report on Form 20-F with the US Securities and Exchange Commission”, dated 28 March 2007.

28.	Press release entitled, “AstraZeneca PLC Annual Information Update”, dated 28 March 2007.

29.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 29 March 2007.

30.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 30 March 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

	By:	/s/ Justin W Hoskins
Date: 03 April 2007		Name: Justin W Hoskins
Title: Assistant Secretary

Item 1

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 28 February 2007, it purchased for cancellation 895,308 ordinary shares of AstraZeneca PLC at a price of 2865 pence per share.

Some of these shares were purchased under the terms of the previously announced irrevocable, non-discretionary share repurchase programme for the period 5 February 2007 to 30 April 2007.

Upon the cancellation of these shares, the number of shares in issue will be 1,525,528,823.

G H R Musker
Company Secretary
1 March 2007

Item 2

PUBLICATION OF ANNUAL REPORT

AstraZeneca PLC announced today the publication of its Annual Report, Annual Review and Corporate Responsibility Summary Report for 2006. Copies of the documents have been filed with the UK Listing Authority in accordance with Rule 9.6.1 of the Listing Rules and are available for viewing at the UKLA document viewing facility at 25 The North Colonnade, Canary Wharf, London E14 5HS. The documents are also available on the Company's website www.astrazeneca.com and are being despatched to shareholders from today.

G H R Musker
Company Secretary
1 March 2007

Item 3

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 1 March 2007, it purchased for cancellation 1,300,232 ordinary shares of AstraZeneca PLC at a price of 2819 pence per share.

Some of these shares were purchased under the terms of the previously announced irrevocable, non-discretionary share repurchase programme for the period 5 February 2007 to 30 April 2007.

Upon the cancellation of these shares, the number of shares in issue will be 1,524,232,592.

G H R Musker
Company Secretary
2 March 2007

Item 4

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 2 March 2007, it purchased for cancellation 801,858 ordinary shares of AstraZeneca PLC at a price of 2802 pence per share.

Some of these shares were purchased under the terms of the previously announced irrevocable, non-discretionary share repurchase programme for the period 5 February 2007 to 30 April 2007.

Upon the cancellation of these shares, the number of shares in issue will be 1,523,431,034.

G H R Musker
Company Secretary
5 March 2007

Item 5

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 5 March 2007, it purchased for cancellation 462,441 ordinary shares of AstraZeneca PLC at a price of 2774 pence per share.

Some of these shares were purchased under the terms of the previously announced irrevocable, non-discretionary share repurchase programme for the period 5 February 2007 to 30 April 2007.

Upon the cancellation of these shares, the number of shares in issue will be 1,522,971,016.

G H R Musker
Company Secretary
6 March 2007

Item 6

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 6 March 2007, it purchased for cancellation 341,829 ordinary shares of AstraZeneca PLC at a price of 2825 pence per share.

Some of these shares were purchased under the terms of the previously announced irrevocable, non-discretionary share repurchase programme for the period 5 February 2007 to 30 April 2007.

Upon the cancellation of these shares, the number of shares in issue will be 1,522,630,893.

G H R Musker
Company Secretary
7 March 2007

Item 7

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 7 March 2007, it purchased for cancellation 319,570 ordinary shares of AstraZeneca PLC at a price of 2857 pence per share.

Some of these shares were purchased under the terms of the previously announced irrevocable, non-discretionary share repurchase programme for the period 5 February 2007 to 30 April 2007.

Upon the cancellation of these shares, the number of shares in issue will be 1,522,311,323.

G H R Musker
Company Secretary
8 March 2007

Item 8

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 8 March 2007, it purchased for cancellation 495,168 ordinary shares of AstraZeneca PLC at a price of 2899 pence per share.

Some of these shares were purchased under the terms of the previously announced irrevocable, non-discretionary share repurchase programme for the period 5 February 2007 to 30 April 2007.

Upon the cancellation of these shares, the number of shares in issue will be 1,521,816,657.

G H R Musker
Company Secretary
9 March 2007

Item 9

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 5 February 2007 to 30 April 2007, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 288,181 ordinary shares of AstraZeneca PLC at a price of 2940 pence per share on 9 March 2007. Upon the cancellation of these shares, the number of shares in issue will be 1,521,539,306.

G H R Musker
Company Secretary
12 March 2007

Item 10

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 12 March 2007, it purchased for cancellation 588,807 ordinary shares of AstraZeneca PLC at a price of 2933 pence per share.

Some of these shares were purchased under the terms of the previously announced irrevocable, non-discretionary share repurchase programme for the period 5 February 2007 to 30 April 2007.

Upon the cancellation of these shares, the number of shares in issue will be 1,520,976,838.

G H R Musker
Company Secretary
13 March 2007

Item 11

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 13 March 2007, it purchased for cancellation 690,129 ordinary shares of AstraZeneca PLC at a price of 2919 pence per share.

Some of these shares were purchased under the terms of the previously announced irrevocable, non-discretionary share repurchase programme for the period 5 February 2007 to 30 April 2007.

Upon the cancellation of these shares, the number of shares in issue will be 1,520,302,131.

G H R Musker
Company Secretary
14 March 2007

Item 12

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 14 March 2007, it purchased for cancellation 793,969 ordinary shares of AstraZeneca PLC at a price of 2885 pence per share.

Some of these shares were purchased under the terms of the previously announced irrevocable, non-discretionary share repurchase programme for the period 5 February 2007 to 30 April 2007.

Upon the cancellation of these shares, the number of shares in issue will be 1,519,509,508.

G H R Musker
Company Secretary
15 March 2007

Item 13

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 15 March 2007, it purchased for cancellation 451,546 ordinary shares of AstraZeneca PLC at a price of 2859 pence per share.

Some of these shares were purchased under the terms of the previously announced irrevocable, non-discretionary share repurchase programme for the period 5 February 2007 to 30 April 2007.

Upon the cancellation of these shares, the number of shares in issue will be 1,519,063,785.

G H R Musker
Company Secretary
16 March 2007

Item 14

Coronary Artery Disease ARISE Trial Showed AGI-1067
Did Not Meet Primary Endpoint

AstraZeneca today announced that its collaboration partner AtheroGenics, Inc. (Nasdaq: AGIX) revealed first results from the ARISE (Aggressive Reduction of Inflammation Stops Events) phase III clinical outcomes trial which studied AGI-1067, an investigational anti-atherosclerotic agent with antioxidant and anti-inflammatory effects, in patients with coronary artery disease (CAD).

The ARISE trial did not meet its primary endpoint of a statistically significant relative risk reduction in a composite cardiovascular endpoint of CV death, resuscitated cardiac arrest, non-fatal myocardial infarction, non-fatal stroke, use of coronary revascularisation and for angina pectoris with objective evidence of ischemia.

AstraZeneca and AtheroGenics will now work together to fully analyse the full data set for AGI-1067, including these first results. After completion of the final analysis, under the terms of the licence and collaboration agreement AstraZeneca has a 45-day period in which to decide whether or not to continue with the collaboration.

The ARISE study
ARISE was a double-blind, randomised, placebo controlled study which involved more than 6,000 patients with coronary artery disease from over 250 centres in Canada, South Africa, the UK and the US. The study was designed to evaluate the additional benefits of adding AGI-1067 to current standard of care therapies, on several outcomes due to coronary vascular events such as death, heart attack, stroke, revascularisation and hospital admission for unstable angina.

AstraZeneca
AstraZeneca is a major international healthcare business engaged in the research, development, manufacture and marketing of prescription pharmaceuticals and the supply of healthcare services. It is one of the world's leading pharmaceutical companies with healthcare sales of $26.47 billion and leading positions in sales of gastrointestinal, cardiovascular, neuroscience, respiratory, oncology and infection products. AstraZeneca is listed in the Dow Jones Sustainability Index (Global) as well as the FTSE4 Good Index.

AtheroGenics
AtheroGenics is focused on the discovery, development and commercialization of novel drugs for the treatment of chronic inflammatory diseases, including heart disease (atherosclerosis),

rheumatoid arthritis and asthma. In addition to AGI-1067, the Company has another clinical-stage development programme studying AGI-1096, a novel, oral agent in Phase I that is being developed for the prevention of organ transplant rejection in collaboration with Astellas. AtheroGenics also has preclinical programmes in rheumatoid arthritis and asthma utilizing its proprietary vascular protectant® technology. For more information about AtheroGenics, please visit http://www.atherogenics.com.

For further updates, news and information please visit http://www.astrazenecapressoffice.com or contact:

Media enquiries:
Patricia O’Connor, Tel: +46 708 46 76 33
Edel McCaffrey, Tel: +44 (0) 207 304 5034
Steve Brown, Tel: +44 (0) 207 304 5033

Investor Relations:
Mina Blair, Tel: +44 (0) 207 304 5084
Jonathan Hunt, Tel: +44 (0) 207 304 5087
Jörgen Winroth, Tel: +1 (212) 579 0506
Ed Seage, Tel: +1 302 886 4065

19 March 2007

-Ends -

Item 15

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 5 February 2007 to 30 April 2007, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 293,564 ordinary shares of AstraZeneca PLC at a price of 2887 pence per share on 16 March 2007. Upon the cancellation of these shares, the number of shares in issue will be 1,518,771,183.

G H R Musker
Company Secretary
19 March 2007

Item 16

The following replaces the Announcement made today at 12.30pm under RNS Number 3050T. The Headline for the Announcement was incorrect and should read : ‘Publication of Notice of Annual General Meeting’.

PUBLICATION OF NOTICE OF ANNUAL GENERAL MEETING

AstraZeneca PLC announced today the publication of its Notice of Annual General Meeting 2007 and Shareholders’ Circular. Copies of the document have been filed with the UK Listing Authority in accordance with Rule 9.6.1 of the Listing Rules and are available for viewing at the UKLA document viewing facility at 25 The North Colonnade, Canary Wharf, London E14 5HS. The document is also available on the Company's website www.astrazeneca.com and is being despatched to shareholders from today.

G H R Musker
Company Secretary
20 March 2007

Item 17

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 20 March 2007, it purchased for cancellation 1,299,278 ordinary shares of AstraZeneca PLC at a price of 2829 pence per share.

Some of these shares were purchased under the terms of the previously announced irrevocable, non-discretionary share repurchase programme for the period 5 February 2007 to 30 April 2007.

Upon the cancellation of these shares, the number of shares in issue will be 1,517,132,845.

G H R Musker
Company Secretary
21 March 2007

Item 18

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1.	Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:
AstraZeneca PLC

2.	Reason for the notification (place an X inside the appropriate bracket/s)
An acquisition or disposal of voting rights: ( )

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

An event changing the breakdown of voting rights: ( )

Other (please specify) : ( X )
Compliance with the Transparency Directive

3.	Full name of person(s) subject to the notification obligation:
Capital Group International, Inc.

4.	Full name of shareholder(s) (if different from 3.) :
……………..

5.	Date of the transaction (and date on which the threshold is crossed or reached if different):
15 March 2007

6.	Date on which issuer notified:
16 March 2007

7.	Threshold(s) that is/are crossed or reached:
5%

8.	Notified details:
……………..

A:	Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction
	Number of shares	Number of voting Rights
Ordinary Shares	58,717,220	58,717,220
American Depositary Receipt	23,499,200	23,499,200

Resulting situation after the triggering transaction

Class/type of shares if possible using the ISIN CODE	Number of shares		Number of voting rights		% of voting rights
	Direct	Indirect	Direct	Indirect	Direct	Indirect
Ordinary Shares		58,662,220		58,662,220		3.8617%
American Depositary Receipt		23,208,206		23,208,206		1.5278%

B:  Financial Instruments
Resulting situation after the triggering transaction

Type of financial instrument	Expiration Date	Exercise/Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

N/A

Total (A+B)
Number of voting rights	% of voting rights
81,870,426	5.378%

9.	Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:
……………..

Proxy Voting:

10.	Name of the proxy holder:
……………..

11.	Number of voting rights proxy holder will cease to hold:
……………..

12.	Date on which proxy holder will cease to hold voting rights:
……………..

13.	Additional information:
……………..

14.	Contact name:
Justin Hoskins – Assistant Secretary

15.	Contact telephone number:
020 7304 5112

Item 19

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1.	Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:
AstraZeneca PLC

2.	Reason for the notification (place an X inside the appropriate bracket/s)
An acquisition or disposal of voting rights: ( )

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

An event changing the breakdown of voting rights: ( )

Other (please specify) : ( X )
Compliance with the Transparency Directive

3.	Full name of person(s) subject to the notification obligation:
Capital Research and Management Company

4.	Full name of shareholder(s) (if different from 3.) :
……………..

5.	Date of the transaction (and date on which the reached if different): threshold is crossed or
15 March 2007

6.	Date on which issuer notified:
16 March 2007

7.	Threshold(s) that is/are crossed or reached:
6%

8.	Notified details:
……………..

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction
	Number of shares	Number of voting Rights
Ordinary Shares	62,362,690	62,362,690
American Depositary Receipt	29,609,350	29,609,350

Resulting situation after the triggering transaction

Class/type of shares if possible using the ISIN CODE	Number of shares		Number of voting rights		% of voting rights
	Direct	Indirect	Direct	Indirect	Direct	Indirect
Ordinary Shares		62,362,690		62,362,690		4.1053%
American Depositary Receipt		29,609,350		29,609,350		1.9491%

B: Financial Instruments
Resulting situation after the triggering transaction

Type of financial instrument	Expiration Date	Exercise/Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted	% of voting rights

N/A

Total (A+B)
Number of voting rights	% of voting rights
91,972,041	6.0545%

9.	Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:
……………..

Proxy Voting:

10.	Name of the proxy holder:
……………..

11.	Number of voting rights proxy holder will cease to hold:
……………..

12.	Date on which proxy holder will cease to hold voting rights:
……………..

13.	Additional information:
……………..

14.	Contact name:
Justin Hoskins – Assistant Secretary

15.	Contact telephone number:
020 7304 5112

Item 20

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 5 February 2007 to 30 April 2007, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 297,316 ordinary shares of AstraZeneca PLC at a price of 2850 pence per share on 21 March 2007. Upon the cancellation of these shares, the number of shares in issue will be 1,516,836,896.

G H R Musker
Company Secretary
22 March 2007

Item 21

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 22 March 2007, it purchased for cancellation 1,299,124 ordinary shares of AstraZeneca PLC at a price of 2831 pence per share.

Some of these shares were purchased under the terms of the previously announced irrevocable, non-discretionary share repurchase programme for the period 5 February 2007 to 30 April 2007.

Upon the cancellation of these shares, the number of shares in issue will be 1,515,570,061.

G H R Musker
Company Secretary
23 March 2007

Item 22

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 5 February 2007 to 30 April 2007, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 302,071 ordinary shares of AstraZeneca PLC at a price of 2803 pence per share on 23 March 2007. Upon the cancellation of these shares, the number of shares in issue will be 1,515,270,739.

G H R Musker
Company Secretary
26 March 2007

Item 23

Transaction by Person Discharging Managerial Responsibilities
Disclosure Rules DR 3.1.2R

We hereby inform you that on 23 March 2007, Tony Bloxham, Executive Vice-President, Human Resources, a person discharging managerial responsibilities, exercised options over 4,971 AstraZeneca PLC USD0.25 Ordinary Shares as follows:

- option over 2,069 shares at an option price of 1740 pence per share

- option over 2,902 shares at an option price of 1933 pence per share

The options were granted to Mr Bloxham under the Company’s 1994 Executive Share Option Plan in 1997 and were due to expire in April 2007 and August 2007 respectively if not exercised before then.

We also inform you that on 23 March 2007, Mr Bloxham sold the 4,971 shares acquired from the exercise at a price of 2798 pence per share.

G H R Musker
Company Secretary
26 March 2007

Item 24

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 26 March 2007, it purchased for cancellation 1,404,593 ordinary shares of AstraZeneca PLC at a price of 2779 pence per share.

Some of these shares were purchased under the terms of the previously announced irrevocable, non-discretionary share repurchase programme for the period 5 February 2007 to 30 April 2007.

Upon the cancellation of these shares, the number of shares in issue will be 1,513,878,973.

G H R Musker
Company Secretary
27 March 2007

Item 25

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 27 March 2007, it purchased for cancellation 1,306,258 ordinary shares of AstraZeneca PLC at a price of 2766 pence per share.

Some of these shares were purchased under the terms of the previously announced irrevocable, non-discretionary share repurchase programme for the period 5 February 2007 to 30 April 2007.

Upon the cancellation of these shares, the number of shares in issue will be 1,512,647,594.

G H R Musker
Company Secretary
28 March 2007

Item 26

Dealing by Directors
Companies Act 1985 Sections 324/329

Transaction by Persons Discharging Managerial Responsibilities
Disclosure Rules DR 3.1.2R

We hereby inform you that the interest of David R. Brennan, a Director of the Company, in the shares of AstraZeneca PLC has changed as detailed below. Mr Brennan has interests in both the Ordinary Shares and the American Depositary Shares (ADSs) of AstraZeneca PLC. One ADS equals one Ordinary Share.

On 26 March 2007, Mr Brennan became unconditionally entitled to a final award of 15,566 ADSs on the partial vesting of an original target award of 28,826 ADSs, which were awarded to him in March 2004 under the terms of the AstraZeneca US Executive Performance Share Plan. Mr Brennan has ceased to have an interest in the 13,260 ADSs of the original target award that did not vest. After certain mandatory tax deductions, Mr Brennan has received 9,332 ADSs into a personal brokerage account.

The closing price of AstraZeneca ADSs on 26 March 2007 was US$54.73.

Immediately prior to the above transactions, Mr Brennan had an interest in 110,567 Ordinary Shares and 160,297 AstraZeneca ADSs. As a result of these transactions, Mr Brennan now has an interest in 110,567 Ordinary Shares and 140,803 AstraZeneca ADSs. This interest represents approximately 0.017% of the Company’s issued ordinary capital.

G H R Musker
Company Secretary
28 March 2007

Item 27

FILING OF ANNUAL REPORT ON FORM 20-F WITH THE US SECURITIES AND EXCHANGE COMMISSION

AstraZeneca PLC announced today that, on 27 March 2007, it filed its Annual Report on Form 20-F with the US Securities and Exchange Commission (SEC). The document is available for viewing on the SEC website at www.sec.gov and also on the Company’s website at www.astrazeneca.com. The Company will send any holder of the Company’s securities, upon request, a hard copy of the Company’s complete audited financial statements free of charge. Requests may be made by writing to the Company Secretary, AstraZeneca PLC, 15 Stanhope Gate, London W1K 1LN.

G H R Musker
Company Secretary
28 March 2007

Item 28

ASTRAZENECA PLC
ANNUAL INFORMATION UPDATE

As required under the Prospectus (Directive 2003/71/EC) Regulations 2005 and paragraph 5.2 of the Prospectus Rules, and following publication of the Annual Report and Form 20-F Information on 1 March 2007, AstraZeneca PLC is presenting its Annual Information Update in relation to information that has been published or made available to the public between 28 March 2006 and 28 March 2007.

This Annual Information Update is also being made available on the Investors section of our website, www.astrazeneca.com.

The information referred to in this Annual Information Update was correct at the time it was published but may now be out of date.

1. Announcements made via a RIS

The documents listed below were published via a Regulatory Information Service on or around the dates indicated.

Date	Description of Contents of Announcement
28/03/07	Director/PDMR Shareholding
28/03/07	Filing of Form 20-F
28/03/07	Transaction in Own Shares
27/03/07	Transaction in Own Shares
26/03/07	Director/PDMR Shareholding
26/03/07	Transaction in Own Shares
23/03/07	Transaction in Own Shares
22/03/07	Transaction in Own Shares
21/03/07	Holding(s) in Company
21/03/07	Holding(s) in Company
21/03/07	Transaction in Own Shares
20/03/07	Notice of AGM – Replacement
20/03/07	Transaction in Own Shares
19/03/07	ARISE Study
19/03/07	Transaction in Own Shares
16/03/07	Transaction in Own Shares
15/03/07	Transaction in Own Shares
14/03/07	Transaction in Own Shares
13/03/07	Transaction in Own Shares
12/03/07	Transaction in Own Shares
09/03/07	Transaction in Own Shares
08/03/07	Transaction in Own Shares
07/03/07	Transaction in Own Shares
06/03/07	Transaction in Own Shares

05/03/07	Transaction in Own Shares
02/03/07	Transaction in Own Shares
01/03/07	Annual Report and Accounts
01/03/07	Transaction in Own Shares
28/02/07	Director/PDMR Shareholding
28/02/07	Transaction in Own Shares
27/02/07	Director/PDMR Shareholding
27/02/07	Director/PDMR Shareholding
27/02/07	Transaction in Own Shares
26/02/07	Transaction in Own Shares
23/02/07	Transaction in Own Shares
22/02/07	Transaction in Own Shares
21/02/07	Transaction in Own Shares
20/02/07	Transaction in Own Shares
19/02/07	Transaction in Own Shares
16/02/07	Transaction in Own Shares
15/02/07	Transaction in Own Shares
14/02/07	Transaction in Own Shares
13/02/07	Transaction in Own Shares
12/02/07	Transaction in Own Shares
09/02/07	Transaction in Own Shares
08/02/07	Transaction in Own Shares
07/02/07	Holding(s) in Company
07/02/07	Transaction in Own Shares
06/02/07	Transaction in Own Shares
02/02/07	Transaction in Own Shares
01/02/07	Final Results Part 3 of 3
01/02/07	Final Results Part 2 of 3
01/02/07	Final Results Part 1 of 3
01/02/07	Acquisition
31/01/07	Notice of Results
19/01/07	Total Voting Rights
11/01/07	Collaboration with BMS
20/12/06	Transparency Directive
19/12/06	Director/PDMR Shareholding
19/12/06	EPO Patent Decision
18/12/06	Holding(s) in Company
15/12/06	Holding(s) in Company
15/12/06	Transaction in Own Shares
13/12/06	Transaction in Own Shares
12/12/06	Transaction in Own Shares
11/12/06	Transaction in Own Shares
08/12/06	Transaction in Own Shares
05/12/06	Holding(s) in Company
04/12/06	Transaction in Own Shares
01/12/06	Transaction in Own Shares
30/11/06	Transaction in Own Shares
29/11/06	Transaction in Own Shares
28/11/06	Transaction in Own Shares
27/11/06	Transaction in Own Shares

24/11/06	Transaction in Own Shares
23/11/06	Transaction in Own Shares
22/11/06	Toprol-XL Authorised Generic
22/11/06	Transaction in Own Shares
21/11/06	Transaction in Own Shares
20/11/06	Transaction in Own Shares
17/11/06	Transaction in Own Shares
16/11/06	Transaction in Own Shares
15/11/06	Transaction in Own Shares
14/11/06	Transaction in Own Shares
13/11/06	Transaction in Own Shares
10/11/06	Transaction in Own Shares
09/11/06	Transaction in Own Shares
08/11/06	Transaction in Own Shares
07/11/06	Transaction in Own Shares
06/11/06	Transaction in Own Shares
03/11/06	Transaction in Own Shares
02/11/06	Transaction in Own Shares
30/10/06	Holding(s) in Company
27/10/06	Share Repurchase Programme
27/10/06	Transaction in Own Shares
26/10/06	3rd Quarter Results – Part 2
26/10/06	3rd Quarter Results – Part 1
26/10/06	NXY-059 SAINT II Results
26/10/06	Transaction in Own Shares
25/10/06	Notice of Results
25/10/06	Transaction in Own Shares
24/10/06	Director/PDMR Shareholding
24/10/06	Transaction in Own Shares
23/10/06	Seroquel Bipolar
23/10/06	Transaction in Own Shares
20/10/06	Transaction in Own Shares
19/10/06	Seroquel SR
19/10/06	Transaction in Own Shares
18/10/06	Transaction in Own Shares
17/10/06	Transaction in Own Shares
16/10/06	Transaction in Own Shares
13/10/06	Transaction in Own Shares
12/10/06	Transaction in Own Shares
11/10/06	Transaction in Own Shares
10/10/06	Transaction in Own Shares
09/10/06	Symbicort
09/10/06	Transaction in Own Shares
06/10/06	Transaction in Own Shares
05/10/06	Transaction in Own Shares
04/10/06	Transaction in Own Shares
03/10/06	Transaction in Own Shares
28/09/06	Transaction in Own Shares
27/09/06	Transaction in Own Shares
25/09/06	Transaction in Own Shares

22/09/06	Director/PDMR Shareholding
22/09/06	Transaction in Own Shares
21/09/06	Share Repurchase Programme
20/09/06	Transaction in Own Shares
19/09/06	Transaction in Own Shares
15/09/06	Transaction in Own Shares
14/09/06	Transaction in Own Shares
13/09/06	Transaction in Own Shares
12/09/06	Transaction in Own Shares
11/09/06	Transaction in Own Shares
08/09/06	Transaction in Own Shares
07/09/06	Transaction in Own Shares
06/09/06	Transaction in Own Shares
01/09/06	Transaction in Own Shares
31/08/06	Transaction in Own Shares
29/08/06	Director/PDMR Shareholding
25/08/06	Director/PDMR Shareholding
25/08/06	Transaction in Own Shares
24/08/06	Transaction in Own Shares
23/08/06	Transaction in Own Shares
22/08/06	Holding(s) in Company
22/08/06	Offer for Cambridge Antibody
21/08/06	Holding(s) in Company
18/08/06	Holding(s) in Company
18/08/06	Director/PDMR Shareholding
17/08/06	Director/PDMR Shareholding
17/08/06	Transaction in Own Shares
16/08/06	Holding(s) in Company
16/08/06	Transaction in Own Shares
14/08/06	Transaction in Own Shares
11/08/06	Transaction in Own Shares
10/08/06	Transaction in Own Shares
09/08/06	Director/PDMR Shareholding
09/08/06	Transaction in Own Shares
07/08/06	Director/PDMR Shareholding
07/08/06	Transaction in Own Shares
03/08/06	Transaction in Own Shares
02/08/06	Agreement with Pozen Inc.
02/08/06	Transaction in Own Shares
01/08/06	Transaction in Own Shares
31/07/06	Transaction in Own Shares
28/07/06	Transaction in Own Shares
27/07/06	Interim Results – Part 2 of 2
27/07/06	Interim Results – Part 1 of 2
26/07/06	Notice of Results
26/07/06	Directorate Change
25/07/06	Holding(s) in Company
24/07/06	Symbicort
18/07/06	Seroquel SR
07/07/06	Offer for Cambridge Antibody

05/07/06	Agreement with Abbott
05/07/06	Holding(s) in Company
30/06/06	Offer for Cambridge Antibody
30/06/06	Transaction in Own Shares
28/06/06	Transaction in Own Shares
26/06/06	Transaction in Own Shares
22/06/06	Offer for Cambridge Antibody
21/06/06	Transaction in Own Shares
15/06/06	Transaction in Own Shares
13/06/06	Transaction in Own Shares
12/06/06	Transaction in Own Shares
08/06/06	Research Update – Part 2 of 2
08/06/06	Research Update – Part 1 of 2
07/06/06	Offer for Cambridge Antibody
01/06/06	Transaction in Own Shares
30/05/06	Transaction in Own Shares
25/05/06	Transaction in Own Shares
24/05/06	Rule 8.1 – Cambridge Antibody
24/05/06	Transaction in Own Shares
23/05/06	Director/PDMR Shareholding
23/05/06	AstraZeneca Offer for CAT
22/05/06	Transaction in Own Shares
19/05/06	Transaction in Own Shares
18/05/06	Transaction in Own Shares
17/05/06	Transaction in Own Shares
16/05/06	Transaction in Own Shares
15/05/06	Offer for Cambridge Antibody
15/05/06	Transaction in Own Shares
12/05/06	Transaction in Own Shares
11/05/06	Transaction in Own Shares
10/05/06	Transaction in Own Shares
09/05/06	AGM Resolutions
08/05/06	Transaction in Own Shares
05/05/06	Transaction in Own Shares
04/05/06	GALIDA
02/05/06	Director/PDMR Shareholding
27/04/06	Result of AGM
27/04/06	1st Quarter Results – 2 of 2
27/04/06	1st Quarter Results – 1 of 2
27/04/06	US Oncology Co-Promotion
26/04/06	Notice of Results
20/04/06	Holding(s) in Company
03/04/06	Transaction in Own Shares
31/03/06	Transaction in Own Shares
31/03/06	Transaction in Own Shares
29/03/06	Director/PDMR Shareholding
29/03/06	Transaction in Own Shares
28/03/06	Director/PDMR Shareholding
28/03/06	Director/PDMR Shareholding
28/03/06	Director/PDMR Shareholding

28/03/06	Director/PDMR Shareholding
28/03/06	Annual Information Update
28/03/06	Director/PDMR Shareholding
28/03/06	Transaction in Own Shares

All of the above documents are available for download on the Prices and News section of the London Stock Exchange website, www.londonstockexchange.com.

2. Documents filed at Companies House

All of the documents below were filed with the Registrar of Companies in England and Wales on or around the dates indicated.

Date	Document type
28/03/07	Interim Accounts made up to 31/12/06
23/01/07	Form 169 – Return by a Company Purchasing its Own Shares
23/01/07	Form 169 – Return by a Company Purchasing its Own Shares
23/01/07	Form 169 – Return by a Company Purchasing its Own Shares
19/01/07	Form 169 – Return by a Company Purchasing its Own Shares
19/01/07	Form 169 – Return by a Company Purchasing its Own Shares
19/01/07	Form 169 – Return by a Company Purchasing its Own Shares
19/01/07	Form 169 – Return by a Company Purchasing its Own Shares
19/01/07	Form 169 – Return by a Company Purchasing its Own Shares
19/01/07	Form 169 – Return by a Company Purchasing its Own Shares
19/01/07	Form 169 – Return by a Company Purchasing its Own Shares
19/01/07	Form 88(2)R – Return of an Allotment of Shares
19/01/07	Form 88(2)R – Return of an Allotment of Shares
19/01/07	Form 88(2)R – Return of an Allotment of Shares
19/01/07	Form 88(2)R – Return of an Allotment of Shares
19/01/07	Form 88(2)R – Return of an Allotment of Shares
19/01/07	Form 88(2)R – Return of an Allotment of Shares
19/01/07	Form 88(2)R – Return of an Allotment of Shares
19/01/07	Form 88(2)R – Return of an Allotment of Shares
19/01/07	Form 88(2)R – Return of an Allotment of Shares
12/01/07	Form 288a – Director Appointed
11/01/07	Form 288a – Director Appointed
06/12/06	Form 169 – Return by a Company Purchasing its Own Shares
06/12/06	Form 169 – Return by a Company Purchasing its Own Shares
06/12/06	Form 169 – Return by a Company Purchasing its Own Shares
06/12/06	Form 169 – Return by a Company Purchasing its Own Shares
06/12/06	Form 169 – Return by a Company Purchasing its Own Shares
06/12/06	Form 169 – Return by a Company Purchasing its Own Shares
06/12/06	Form 169 – Return by a Company Purchasing its Own Shares
02/11/06	Interim Accounts made up to 30/09/06
01/11/06	Form 169 – Return by a Company Purchasing its Own Shares
01/11/06	Form 169 – Return by a Company Purchasing its Own Shares
01/11/06	Form 169 – Return by a Company Purchasing its Own Shares
01/11/06	Form 169 – Return by a Company Purchasing its Own Shares
01/11/06	Form 169 – Return by a Company Purchasing its Own Shares

01/11/06	Form 169 – Return by a Company Purchasing its Own Shares
17/10/06	Form 88(2)R – Return of an Allotment of Shares
17/10/06	Form 88(2)R – Return of an Allotment of Shares
17/10/06	Form 88(2)R – Return of an Allotment of Shares
17/10/06	Form 88(2)R – Return of an Allotment of Shares
17/10/06	Form 88(2)R – Return of an Allotment of Shares
17/10/06	Form 88(2)R – Return of an Allotment of Shares
17/10/06	Form 88(2)R – Return of an Allotment of Shares
17/10/06	Form 88(2)R – Return of an Allotment of Shares
17/10/06	Form 88(2)R – Return of an Allotment of Shares
28/09/06	Form 169 – Return by a Company Purchasing its Own Shares
28/09/06	Form 169 – Return by a Company Purchasing its Own Shares
28/09/06	Form 169 – Return by a Company Purchasing its Own Shares
28/09/06	Form 169 – Return by a Company Purchasing its Own Shares
29/09/06	Form 169 – Return by a Company Purchasing its Own Shares
29/09/06	Form 169 – Return by a Company Purchasing its Own Shares
29/09/06	Form 169 – Return by a Company Purchasing its Own Shares
14/08/06	Interim Accounts made up to 30/06/06
08/08/06	Form 88(2)R – Return of an Allotment of Shares
08/08/06	Form 88(2)R – Return of an Allotment of Shares
08/08/06	Form 88(2)R – Return of an Allotment of Shares
08/08/06	Form 88(2)R – Return of an Allotment of Shares
08/08/06	Form 88(2)R – Return of an Allotment of Shares
08/08/06	Form 88(2)R – Return of an Allotment of Shares
08/08/06	Form 88(2)R – Return of an Allotment of Shares
08/08/06	Form 88(2)R – Return of an Allotment of Shares
12/07/06	Form 169 – Return by a Company Purchasing its Own Shares
12/07/06	Form 169 – Return by a Company Purchasing its Own Shares
12/07/06	Form 169 – Return by a Company Purchasing its Own Shares
12/07/06	Form 169 – Return by a Company Purchasing its Own Shares
12/07/06	Form 169 – Return by a Company Purchasing its Own Shares
20/06/06	Form 88(2)R – Return of an Allotment of Shares
20/06/06	Form 88(2)R – Return of an Allotment of Shares
20/06/06	Form 88(2)R – Return of an Allotment of Shares
20/06/06	Form 88(2)R – Return of an Allotment of Shares
20/06/06	Form 88(2)R – Return of an Allotment of Shares
20/06/06	Form 88(2)R – Return of an Allotment of Shares
20/06/06	Form 88(2)R – Return of an Allotment of Shares
20/06/06	Form 88(2)R – Return of an Allotment of Shares
23/06/06	Form 363s – Return made up to 15/05/06
14/06/06	Form 169 – Return by a Company Purchasing its Own Shares
13/06/06	Resolution to disapply pre-emption rights, to give authority to allot shares and to give authority to make market purchases of own shares
31/05/06	Interim Accounts made up to 30/03/06
26/05/06	Group of Companies’ Accounts made up to 31/12/05
11/05/06	Form 288b – Director Resigned
19/05/06	Form 169 – Return by a Company Purchasing its Own Shares
19/05/06	Form 169 – Return by a Company Purchasing its Own Shares
19/05/06	Form 169 – Return by a Company Purchasing its Own Shares

All of the documents above are available for download from the Companies House website at www.companieshouse.gov.uk, or can be obtained from Companies House, Crown Way, Maindy, Cardiff, CF14 3UZ.

3. Documents submitted to the FSA

All the documents below were submitted to the FSA on or around the dates indicated.

Date	Document
20/03/07	Notice of AGM 2007
28/02/07	Annual Report and Form 20-F Information 2006
28/02/07	Annual Review 2006
28/02/07	Summary CR Report 2006
09/05/06	Resolutions after AGM 2006

Documents submitted to the FSA can be viewed at the Document Viewing Facility situated at The Financial Services Authority, 25 The North Colonnade, Canary Wharf, London, E14 5HS.

The Notices of AGM, Annual Reports and Form 20-F Information, Annual Reviews and Summary CR Reports are also available via the Investors section of our website, www.astrazeneca.com.

4. Documents lodged with the Securities and Exchange Commission

The documents listed below were filed with the SEC on or around the dates indicated.

Date	Document
27/03/07	Annual Reports
06/03/07	Quarterly Reports
06/03/07	Quarterly Reports
05/03/07	Quarterly Reports
12/02/07	Insider Trading
12/02/07	Insider Trading
06/02/07	Quarterly Reports
19/01/07	Quarterly Reports
05/12/06	Quarterly Reports
03/11/06	Quarterly Reports
02/10/06	Quarterly Reports
11/09/06	Quarterly Reports
22/08/06	Schedule to Tender Offer Statement for Cambridge Antibody
04/08/06	Quarterly Reports
10/07/06	Quarterly Reports
07/07/06	Schedule to Tender Offer Statement for Cambridge Antibody
30/06/06	Schedule to Tender Offer Statement for Cambridge Antibody
29/06/06	Annual Report of Employee Stock Purchase Savings Plans
26/06/06	Schedule to Tender Offer Statement for Cambridge Antibody

22/06/06	Schedule to Tender Offer Statement for Cambridge Antibody
21/06/06	Schedule to Tender Offer Statement for Cambridge Antibody
15/06/06	Schedule to Tender Offer Statement for Cambridge Antibody
09/06/06	Schedule to Tender Offer Statement for Cambridge Antibody
07/06/06	Schedule to Tender Offer Statement for Cambridge Antibody
02/06/06	Quarterly Reports
25/05/06	Schedule to Tender Offer Statement for Cambridge Antibody
24/05/06	Schedule to Tender Offer Statement for Cambridge Antibody
23/05/06	Schedule to Tender Offer Statement for Cambridge Antibody
23/05/06	Form NO ACT
23/05/06	Form NO ACT
15/05/06	Schedule to Tender Offer Statement for Cambridge Antibody
15/05/06	Schedule 13D/A – Cambridge Antibody
03/05/06	Quarterly Reports
04/04/06	Quarterly Reports
23/03/06	Annual Reports

All of the documents above are available for viewing on the Investor section of our website, www.astrazeneca.com.

5. Further Information

Further information about AstraZeneca PLC can be found at our website, www.astrazeneca.com.

Item 29

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 5 February 2007 to 30 April 2007, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 307,869 ordinary shares of AstraZeneca PLC at a price of 2746 pence per share on 28 March 2007. Upon the cancellation of these shares, the number of shares in issue will be 1,512,383,143.

G H R Musker
Company Secretary
29 March 2007

Item 30

The following replaces the Announcement made today at 07.00 under RNS Number 0369U. The date of repurchase was incorrect and should read : ’29 March 2007’.

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 5 February 2007 to 30 April 2007, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 309,401 ordinary shares of AstraZeneca PLC at a price of 2732 pence per share on 29 March 2007. Upon the cancellation of these shares, the number of shares in issue will be 1,512,112,314.

G H R Musker
Company Secretary
30 March 2007